CHARDAN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                              MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHARDAN CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.

17 STATE STREET, SUITE 2100
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. STEVEN URBACH   (646) 465-9003
                                                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC. Certified Public Accountants
                        (Name -- if individual, state last, first, middle name)

9221 CORBIN AVE., SUITE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, STEVEN URBACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARDAN CAPITAL MARKETS LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



DocuSigned by:

F702439849DB48B...

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.
- [ ] (q) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Chardan Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chardan Capital Markets, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324

800.848.0008

www.AAICPAs.com



Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

CHARDAN CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	28,125,307
Due from clearing brokers		29,392,004
Due from affiliates		3,074,063
Syndication fees receivable		2,634,542
Accounts receivable		273,034
Securities owned, at fair value		20,547,467
Property and equipment, net		357,956
Operating lease right of use asset		2,461,578
Other assets		592,576
TOTAL ASSETS	$	87,458,527

LIABILITIES & MEMBER'S EQUITY

Liabilities:

Accrued compensation and benefits	$	20,426,532
Accounts payable		6,389,440
Deferred revenue		1,022,500
Income tax payable		401,093
Securities sold, not yet purchased, at fair value		23,175,000
Accrued expenses and other liabilities		2,314,897
PPP loan		900,544
Operating lease liability		2,590,003
TOTAL LIABILITIES		57,220,009
Member's Equity		30,238,518
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	87,458,527

The accompanying notes are an integral part of this statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Chardan Capital Markets, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii). The Company is 100% owned by Chardan Securities LLC and is located in New York City. Its customers are located in the United States and are also based internationally.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP"). The Company is engaged as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

Cash and Concentration of Credit Risk

Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurance limit is $27,875,307 as of December 31, 2020. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is not material.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Leases

The Company's accounting and reporting of its leases complies with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its service office agreements for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2020, the Company had agreements that would be classified as operating leases under the lease recognition guidance.

The Company is a lessee in noncancelable operating leases for office spaces subject to ASC 842, as disclosed in Note 6.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations. The Company recognizes interest and penalties in Accrued expenses and other liabilities in the Statement of Financial Condition.

Securities Transactions

All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Current Expected Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) on a prospective basis. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020. The adoption of this accounting guidance did not have a material impact on the Company's financial statement.

The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Off-Balance Sheet Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities Inc. ("Wedbush"). The Company's clearing and execution agreement provides that it's clearing firms credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Company's clearing firms record customer transactions on a settlement date basis, which is generally two business days after the trade date. No adjustments to the financial statements were necessary to reflect the trade date basis as the amounts were not considered material to the financial statements.

Wedbush is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, In such a case, they may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy their customer-related obligations. Any losses incurred by Wedbush will be charged back to the Company.

The Company, in conjunction with Wedbush controls off-balance sheet risk by monitoring the market value, marking securities to market on a daily basis, and by requiring adjustments of collateral levels. Wedbush establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through Wedbush on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

3.   FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include management estimated discounts to reflect illiquidity on a security by security basis, and an internal pricing model that is updated as needed to reflect changes in the Company's view of the marketplace. The Company reviews its valuation policies monthly or more frequently as needed to determine whether

the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

There were no changes in the Company's valuation techniques for the year ended December 31, 2020. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted equity securities are generally valued based on the market price less a management estimated liquidity discount in valuing the investments. These investments are categorized in Level 3 of the fair value hierarchy.
Private Warrants

The intrinsic value is typically the Company's best estimate of fair value for warrants that are in the money. These investments are categorized in Level 2 of the fair value hierarchy. For warrants that are out of the money, the firm uses an internal pricing model, where warrants that are out of the money by less than half of the strike price are generally valued at $0.05 per warrant and warrants that are out of the money by more than half of the strike price are generally valued at $0.02 per warrant. These investments are categorized in Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
Equity				
Healthcare	$ 2,327,001	$ -	$ 785,507	$ 3,112,508
Financials	8,886,071		562,996	9,449,067
Technology	140,321		165,356	305,677
Industrials			48,138	48,138
Conglomerates			-	-
Services			1,584	1,584
Energy			98	98
Other	1,023,332	9	1,565,621	2,588,962
Total Equity	**12,376,725**	**9**	**3,129,300**	**15,506,034**
Warrants				
Financials		-	4,675,855	4,675,855
Media			437	437
Healthcare		16,667	172,419	189,086
Technology		60,158	104,000	164,158
Energy			247	247
Industrials			-	-
Other		1,000	10,650	11,650
Total Warrants	**-**	**77,825**	**4,963,608**	**5,041,433**
Total Assets	**$ 12,376,725**	**$ 77,834**	**$ 8,092,908**	**$ 20,547,467**
Liabilities				
Equity				
Financials	$ -	$ (23,175,000)	$ -	$ (23,175,000)
Total Liabilities	**$ -**	**$ (23,175,000)**	**$ -**	**$ (23,175,000)**

The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2020, there were no warrant transfers from Level 3 into Level 2.

Level 3 Change in Financial Assets and Liabilities

	Equity	Private Warrants
Assets		
Beginning balance	$ 1,730,755	$ 218,773
Purchases	-	-
Receipts from banking deals	2,241,987	3,738,473
Exercised	(289,317)	(55,372)
Sales	-	-
Unrealized gain (loss)	(554,125)	1,061,734
Conversion	-	-
Transfers into Level 3	-	-
Transfers out of Level 3	-	-
Ending balance	$ 3,129,300	$ 4,963,608

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2020:

Assets	Fair Value at December 31, 2020	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of Inputs (Weighted Average)
Investments in private equity	$3,129,300	Market price less liquidity discount	Liquidity discount: Significant increase(decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement	60% (60%)
Investments in private warrants	$4,963,608	Internal pricing model	Price of warrant: Determined based on the value of the warrants' closing price in relation to its strike price. Significant increase(decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement	$0.02 - $0.05 ($0.03)

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2020:

Computer equipment and software	$ 45,825
Furniture and fixtures	96,178
Leasehold improvements	263,975
Web site	160,000
	598,978
Less accumulated depreciation	208,022
	$ 357,956

5. DUE FROM CLEARING BROKERS

Amounts receivable from clearing organizations at December 31, 2020, consist of the following and are included in Due from clearing brokers in the Statement of Financial Condition:

Fees and commissions receivable	$ 139,409
Deposits with clearing organizations	250,002
Receivables from clearing organizations	29,002,593
Total	$ 29,392,004

6. COMMITMENT AND CONTINGENCIES

Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost $568,465

Amounts reported in the Statement of Financial Condition as of December 31, 2020 are as follows:

Operating leases:
Operating lease ROU assets $2,461,578
Operating lease liabilities $2,590,003

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are:

Year Ending December 31		
2021	$	831,810
2022		837,912
2023		847,302
2024		329,189
Total undiscounted lease payments		2,846,213
Less imputed Interest		256,209
Total lease liabilities	$	2,590,004

Letter of Credit

The Company was issued a letter of credit of approximately $174,000 as a security deposit required for the Company's office lease. The letter of credit is secured by a money market account, which is restricted and is included in Other assets in the Statement of Financial Condition.

PPP Loan

During 2020, the Company applied and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $900,544 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has not started the process of applying for loan forgiveness. The PPP Loan is being administered by Bank United, N.A. and bears interest at a rate of 1.0% per annum.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes

that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain (and derecognize the loan) until all uncertainty is removed (i.e. all conditions for forgiveness are met). As of December 31, 2020, the PPP Loan amounted to $900,544.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Regulatory

As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. The Company is subject to examination by certain regulatory jurisdictions, including the SEC and FINRA. In management's opinion, based upon the information available at this time there are no proceedings or investigations by self-regulatory organizations against the Company that would have a material impact on the financial position of the Company.

Legal

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial position.

7.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Company advanced a total of $286,500 to several affiliated entities to fund the initial costs of these entities. As of December 31, 2020, the total advances outstanding equal $339,595.

In December 2020, the Company entered into stock purchase agreements with three affiliated parties of the Company (the "Borrowers") to sell 463,190 shares of the common stock of one of the securities the Company owns in return for secured promissory notes (the "Promissory Notes") issued by the Borrowers totaling $2,315,950. The principal amount is due from time to time and shall bear interest at 0.14% per annum.

8.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $12,045,722, which was $9,940,159 in excess of its required net capital of $2,105,563. The Company had a percentage of aggregate indebtedness to net capital of 262% as of December 31, 2020.

9.   COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under Paragraph (k)(2)(ii), in addition the Company has additional activities that are not subject to Rule 15c3-3, as those activities are limited to those set forth in the conditions for exemption appearing in and as a non-covered firm because its business activities are limited to Investment banking. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Wedbush. Wedbush carries all of the accounts of such customers and maintain and preserve such books and records.

10.   EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. As of December 31, 2020, $21,642 was payable and included in accrued compensation and benefits on the Statement of Financial Condition.

11.   RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted as of the date of this financial statement. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

12.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statements were available to be issued. No significant subsequent events have been identified which would require disclosure or recording in the financial statements.